UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

CODA OCTOPUS GROUP, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

19188U206

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188U206		13G

1	Names of Reporting Persons I.R.S. Identification Number (Entity Only) Steven N. Bronson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 743,900 (1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 743,900 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 743,900 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.2% (based on 10,262,273 shares outstanding as of January 29, 2018)

12	Type of Reporting Person (See Instructions): IN

(1)   Consists of (i) 718,900 shares owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital), and (ii) 25,000 shares owned directly by International Advisors LLC (Advisors), in each case as of December 31, 2017. Mr. Bronson, as the Chairman, CEO and majority shareholder of BKF Capital and the Manager of Advisors, may be deemed to be the beneficial owner of these shares.

CUSIP No. 19188U206		13G

1	Names of Reporting Persons I.R.S. Identification Number (Entity Only) BKF Capital Group, Inc. EIN 36-0767530

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 718,900 (1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 718,900 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 718,900 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.0% (based on 10,262,273 shares outstanding as of January 29, 2018)

12	Type of Reporting Person (See Instructions): CO

(1)   These shares are owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital). Share ownership is as of December 31, 2017.

CUSIP No. 19188U206		13G

1	Names of Reporting Persons I.R.S. Identification Number (Entity Only) BKF Asset Holdings, Inc. EIN 90-0941288

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 718,900 (1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 718,900 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 718,900 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.0% (based on 10,262,273 shares outstanding as of January 29, 2018)

12	Type of Reporting Person (See Instructions): CO

(1)   These shares are owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital).  Share ownership is as of December 31, 2017.

CUSIP No. 19188U206	13G

Item 1(a).	Name of Issuer: Coda Octopus Group, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7380 W. Sand Lake Road, Suite 500 Orlando, Florida 32819

Item 2(a).	Name of Person Filing: The statement is filed on behalf of Steven N. Bronson, BKF Capital Group, Inc. and BKF Asset Holdings, Inc.
Item 2(b).	Address of Principal Business Office or, if none, Residence: 31248 Oak Crest Drive, Suite 110 Westlake Village, California 91361
Item 2(c).	Citizenship: Steven N. Bronson is a citizen of the United States, and BKF Capital Group, Inc. and BKF Asset Holdings, Inc. are each incorporated in Delaware.
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number: 19188U206

Item 3.	Type of Person: Not Applicable

CUSIP No. 19188U206	13G

Item 4.	Ownership:
(a)

Amount beneficially owned as of December 31, 2017:  743,900*

* Consists of (i) 718,900 shares owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital), and (ii) 25,000 shares owned directly by International Advisors LLC (Advisors). Mr. Bronson, as the Chairman, CEO and majority shareholder of BKF Capital and the Manager of Advisors, may be deemed to be the beneficial owner of these shares.

(b) Percent of class: 7.2% Based on 10,262,273 shares outstanding as of January 29, 2018.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 743,900
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 743,900

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 19188U206	13G

Item 10.	Certifications:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018
Steven N. Bronson

/s/ STEVEN N. BRONSON
STEVEN N. BRONSON

BKF Capital Group, Inc.

	By:	/s/ STEVEN N. BRONSON
STEVEN N. BRONSON, CEO

BKF Asset Holdings, Inc.

	By:	/s/ STEVEN N. BRONSON
STEVEN N. BRONSON, CEO